                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20645



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             TICE TECHNOLOGY, INC.
                                (Name of Issuer)


                                 Common Shares
                         (Title of Class of Securities)


                                  886337 10 4
                                 (CUSIP Number)


                                Lynn H. Wangerin
                           Ogden Newell & Welch PLLC
                                 1700 PNC Plaza
                           500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 29, 2001
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

-------------------------------------------------------------------------------------------------
                                  CUSIP NO. 886337 10 4
=================================================================================================
(1)  Names of reporting persons........................................      Patrick L. Martin
S.S. or I.R.S. Identification Nos. of above persons....................
-------------------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group..................  (a)
(see instructions)..................................................... -------------------------
                                                                         (b)
-------------------------------------------------------------------------------------------------
(3)  SEC use only......................................................
-------------------------------------------------------------------------------------------------
(4)  Source of funds (see instructions)................................             OO
-------------------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e)
-------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization..............................  United States of America
-------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power.................................................                   326,838
                                                                                       ----------
(8)  Shared voting power...............................................                13,000,000
                                                                                       ----------
(9)  Sole dispositive power............................................                   326,838
                                                                                       ----------
(10) Shared dispositive power..........................................                13,000,000
-------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person......                13,326,838
-------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount Row (11) excludes certain shares....              N/A
(see instructions).
-------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)................              62%
-------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).......................              IN
-------------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

                                 Common Shares
                             Tice Technology, Inc.
                           1808-B North Cherry Street
                           Knoxville, Tennessee 37917

Item 2. Identity and Background.

     (a)   Name:                       Patrick L. Martin

     (b)   Principal Business Address: 10267 Kingston Pike
                                       Knoxville, Tennessee 37922

     (c)   Principal Occupation and Employer: Certified Financial Planner
                                              The Lanrick Group
                                              10267 Kingston Pike
                                              Knoxville, Tennessee 37922

     (d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

     (e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

     (f)   United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares held in Mr. Martin's name were purchased out of Mr. Martin's personal funds in 1999. The shares held by The LandOak Company, LLC and MidSouth Sign Company, LLC, over which Mr. Martin shares investment and voting power, were received in connection with the acquisition of substantially all of the assets of the two entities by wholly owned subsidiaries of Tice Technology, Inc.

Item 4. Purpose of Transaction.

     The securities over which Mr. Martin has shared voting and investment power were acquired in connection with the sale of assets of two entities partially owned and controlled by Mr. Martin. The entities and Mr. Martin are holding their securities for investment purposes.

Item 5. Interest in Securities of the Issuer.

     The amount of shares beneficially owned by the undersigned as of January 31, 2001, is as follows:

                                          Aggregate        Percent
                                            Number        of Class
                                            ------        --------
     (a)   Beneficially Owned            13,326,838          62%

     (b)   Sole Voting Power                326,838           2%
           Shared Voting Power           13,326,838          62%
           Sole Disposition Power           326,838           2%
           Shared Disposition Power      13,326,838          62%

     (c) On January 29, 2001, a wholly owned subsidiary of Tice Technology, Inc. acquired substantially all of the assets of The LandOak Company, LLC, an automobile and equipment financing and leasing business, in return for the assumption of certain obligations and 8,000,000 Common Shares of Tice Technology, Inc. Mr. Martin is a 50% owner of The LandOak Company, LLC and one of the two members of the Board of Governors. The shares are restricted and The LandOak Company, LLC has agreed to held the shares for a minimum of 24 months.

           Also, on January 29, 2001, another wholly owned subsidiary of Tice Technology, Inc. acquired substantially all of the assets of MidSouth Sign Company, LLC, a sign fabrication and survey business, in return for the assumption of certain obligations and 5,000,000 Common Shares of Tice Technology, Inc. Mr. Martin is a 28% owner of MidSouth Sign Company, LLC and one of the four members of the Board of Governors. The shares are restricted and MidSouth Sign Company, LLC has agreed to hold the shares for a minimum of 24 months.

     (d) Michael A. Atkins is the other owner and member of the Board of Governors of The LandOak Company, LLC which owns 8,000,000 of the Common Shares. Michael A. Atkins, Joseph B. Baker and Herman Larry Garner are owners and the other members of the Board of Governors of MidSouth Sign Company, LLC which owns 5,000,000 of the Common Shares.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The securities owned by the entities over which Mr. Martin shares control may be transferred no earlier than January 30, 2003. The agreement not to transfer the shares for 24 months was included in the Asset Purchase Agreements under which the shares were acquired. The Asset Purchase Agreements are filed as exhibits to the issuer's Form 8-K relating to this transaction.

Item 7. Material to be Filed as Exhibits

     None.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2001

                                    /s/ Patrick L. Martin
                                    ____________________________________
                                    Patrick L. Martin